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                                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                            (Dollars in Thousands)


                                                12 Months
                                                  Ended                Year  Ended  December  31,
                                                March 31,  -------------------------------------------------------
                                                   2000         1999       1998       1997     1996      1995
                                              --------------------------------------------------------------------

Income before extraordinary item                 $153,758     $142,179   $112,410  $105,709  $116,187   $117,488
                                              --------------------------------------------------------------------

Income taxes                                      100,496       95,321     72,276    72,155    78,340     75,540
                                              --------------------------------------------------------------------

Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                                       76,731       77,790     81,132    78,350    69,329     65,572
   Other interest                                   6,276        6,117      9,328    12,835    12,516     10,353
   Preferred dividend require-
     ments of a subsidiary
     trust                                          5,687        5,687      5,688     5,687     1,390           -
                                               --------------------------------------------------------------------
     Total fixed charges                           88,694       89,594     96,148    96,872    83,235     75,925
                                               --------------------------------------------------------------------

Nonutility capitalized interest                        -            -          -       (208)     (311)      (304)
                                               --------------------------------------------------------------------

Earnings before extraordinary
   item, income taxes, and
   fixed charges                                 $342,948     $327,094   $280,834  $274,528  $277,451   $268,649
                                                ===========   ========= ========== ========= ========= ==========

Ratio of earnings to fixed charges                   3.87         3.65       2.92      2.83      3.33       3.54

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest.  Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.



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